Proskauer Rose LLP 70 West Madison, Suite 3800 Chicago, IL 60602-4342

August 8, 2017

Via EDGAR

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Realty Capital Healthcare Trust III, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 19, 2017

File No. 000-55625

Dear Mr. Kluck:

We are writing on behalf of our client, American Realty Capital Healthcare Trust III, Inc. (the “Company”), in response to the comment of the staff of the Securities and Exchange Commission contained in your letter dated July 31, 2017 regarding the above-referenced matter. For convenience of reference, the staff’s comment is reprinted below in bold type and is followed by the Company’s response. The heading and numbered paragraph below correspond to the heading and numbered paragraph of your letter.

General

1.	Please provide a detailed analysis regarding the applicability of Rule 13e-3 of the Exchange Act to the proposed transaction. In particular, please explain whether Healthcare Trust, Inc. is an “affiliate” of the company and discuss all facts relevant to an analysis under Rule 13e-3. In this regard, we note that the company’s advisor and Healthcare Trust, Inc.’s advisor, as well as their respective property managers, are controlled by AR Global Investments, LLC. We further note that both companies, their respective advisors, and their respective property managers have the same executive officers.

For Rule 13e-3 to apply to the proposed transaction, an “affiliate” of the Company must be engaged in the proposed transaction with the Company. In our view, Rule 13e-3 does not apply to the proposed transaction because Healthcare Trust, Inc. (“HTI”) is not an affiliate of the Company. HTI is not an affiliate of the Company because they are not under common control. Any role that any external advisor, executive officer or non-independent director of either the Company or HTI has with respect to the management and policies of the entity is subject to the continuing oversight and authority of a majority-independent board of directors. There is no overlap among the independent directors on each board of directors, and the Company and HTI operate independently of each other. No person or group beneficially owns securities comprising more than 1% of the voting power of either the Company or HTI. Moreover, the proposed transaction was negotiated at arm’s-length by special committees of each board of directors comprised entirely of independent directors with the assistance of separate counsel and financial advisors independent from the Company, HTI and AR Global Investments, LLC (“AR Global”).

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I.	The Company and HTI are not affiliates

HTI is not an affiliate of the Company. Under Rule 13e-3, an entity is considered an affiliate of another entity if it directly or indirectly controls, is controlled by or is under common control with the other entity. Under Exchange Act Rule 12b-2, “control” means direct or indirect possession of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise. In this case, the Company does not directly or indirectly own any voting securities of HTI, and vice versa. Additionally, the Company does not directly or indirectly have any contractual arrangements that permit it to direct the management and policies of HTI, and vice versa. As a result, the Company neither controls nor is controlled by HTI. Accordingly, the only way that the Company and HTI can be affiliates is if they are deemed to be under common control.

A.	The Company and HTI are not under common control by virtue of their respective advisors being under common control

As the staff notes in its comment, the Company’s advisor and HTI’s advisor, as well as their respective property managers, are controlled by AR Global. The fact that AR Global controls these entities does not, however, cause the Company and HTI to be under common control. The Company and HTI operate independently of each other. The separate arrangements between each of the Company and HTI, on the one hand, and their respective external advisors, on the other hand, are each subject to the supervision of a separate and distinct majority-independent board of directors in all respects. The management and policies of each of the Company and HTI are directed by that entity’s board of directors, which holds power with respect to all decisions involving the management and policies of that entity. The external advisor may not, among other things, cause the acquisition of a property without prior board approval and has no right to veto any action of the board of directors or to require the board of directors to take or refrain from taking any action.

The board of directors of each of the Company and HTI is, in turn, elected by each entity’s stockholders. No person or group (including AR Global) beneficially owns securities comprising more than 1% of the voting power of either the Company or HTI, so their boards of directors are not subject to influence by any significant shareholder. Although Edward M. Weil, Jr., the chief executive officer and a member of AR Global, sits on the board of directors of both the Company and HTI, AR Global does not have any contractual right to elect a director to either board, and Mr. Weil was elected by the stockholders of each entity on the same basis as all other directors were elected. The Company has a board of directors consisting of three people, two of whom are independent. Similarly, HTI has a board of directors consisting of five people, four of whom are independent. None of the independent directors on either board serves on the other board, and the independent directors of the Company have no relationships that enable them to exert control over HTI, and vice versa.

B.	The Company and HTI are not under common control by virtue of their having one director in common

Mr. Weil is a member of the board of both the Company and HTI, but he is the only non-independent director on each board. Action by the board of directors at each of the Company and HTI requires the vote of a majority of the directors, so Mr. Weil, alone, cannot direct the management and policies of either entity by virtue of his single board seat. Moreover, any transaction between either the Company or HTI and its advisor requires approval of a majority of the independent directors.

Notwithstanding his seat on each board of directors, Mr. Weil was not involved in any board-level discussions and decisions associated with the proposed transaction. From near the commencement of the months-long strategic alternatives process that led each of the Company and HTI to enter into the proposed transaction, a special committee of each board, consisting solely of independent directors and excluding Mr. Weil, conducted the negotiation, consideration and recommendation for approval of the proposed transaction and the negotiation and consideration of all other strategic alternatives. Mr. Weil also was not present, and did not vote, at the meeting when the board of directors of each of the Company and HTI acted on the recommendation of their respective special committees and approved the proposed transaction. Furthermore, Mr. Weil does not beneficially own any voting securities of either the Company or HTI and, accordingly, cannot influence the management and policies of either entity through share ownership.

C.	The Company and HTI are not under common control by virtue of their having the same executive officers

W. Todd Jensen and Katie Kurtz serve as Interim Chief Executive Officer and Chief Financial Officer, respectively, of each of the Company and HTI. The fact that the Company and HTI have overlapping officers does not, however, cause the Company and HTI to be under common control. Neither Mr. Jensen nor Ms. Kurtz can, individually or together, direct the management and policies of either the Company or HTI. Mr. Jensen and Ms. Kurtz are both employees of the respective advisor to the Company and HTI (or an affiliate thereof). They are not employees of the Company or HTI. Further, the board of directors of each entity is responsible for appointing that entity’s executive officers and can remove either Mr. Jensen or Ms. Kurtz as an executive officer at any time regardless of whether he or she remains employed by the applicable advisor or its affiliates. Additionally, decisions by Mr. Jensen and Ms. Kurtz that would affect the management and policies of both the Company and HTI are subject to board oversight and approval, as discussed above. Furthermore, neither Mr. Jensen nor Ms. Kurtz currently beneficially owns any interest in either the Company or HTI and, accordingly, cannot influence the management and policies of either entity through share ownership.

II.	The proposed transaction was negotiated at arm’s-length

As the staff stated in Release No. 34-17719 dated April 13, 1981, Rule 13e-3 does not apply to transactions between an issuer and a non-affiliate because “transactions between the issuer and a non-affiliate are ordinarily the product of arm’s-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.”

The proposed transaction was negotiated extensively and at arm’s-length, exclusively by special committees comprised entirely of independent directors of each entity. Each committee engaged and was assisted by separate counsel and financial advisors independent from the Company, HTI and AR Global. The course of these negotiations and the roles of the various parties, as well as other reasons the Company’s special committee recommended the proposed transaction, are described in the sections of the proxy statement entitled “The Asset Sale and the Plan of Liquidation —Background of the Asset Sale and the Plan of Liquidation” and “— Recommendation of the Board of Directors and the Company’s Reasons for the Asset Sale and the Plan of Liquidation.” The matters discussed in these sections demonstrate the absence of abuse or overreaching noted as concerns of the staff in the above-referenced interpretative release.

We appreciate your review. Please feel free to contact me at (312) 962-3567.

Sincerely,

/s/ Michael J. Choate, Esq.
Michael J. Choate, Esq.
Proskauer Rose LLP

cc:	James Tanaka, Esq.

Chief Securities Counsel & EVP

AR Global Investments, LLC

William E. Carlson, Esq.
Shapiro Sher Guinot & Sandler, P.A.

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